

Mail Stop 3720

November 10, 2008

Ronald D. Black
Chief Executive Officer
Wavecom S.A.
3, esplanade du Foncet
92442 Issy-les-Moulineaux Cedex - France

      Re: Wavecom S.A.
              Form 20-F for the Fiscal Year Ended December 31, 2007
              Filed April 8, 2008
              File No. 0-300078

Dear Mr. Black:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                     Sincerely,

                     Larry Spirgel
                     Assistant Director